SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.__)*

Smart Move, Inc.

(Name of Issuer)
Common Stock, par value of $0.0001 per share

(Title of Class of Securities)
831920103

(CUSIP Number)
September 26, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas P. Grainger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,294,444 shares (including 300,000 shares issuable upon conversion by Thomas P. Grainger of a 7% Unsecured Convertible Note due September 2, 2010 having a conversion price of $1.80 per share and 622,222 shares issuable upon exercise by Thomas P. Grainger of warrants exercisable until December 5, 2011, consisting of one warrant to purchase 222,222 shares at a $7.50 exercise and four separate warrants each to purchase 100,000 shares with exercise prices of $7.50, $7.50, $3.25 and $2.50, respectively).

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,294,444 shares (including 300,000 shares issuable upon conversion by Thomas P. Grainger of a 7% Unsecured Convertible Note due September 2, 2010 having a conversion price of $1.80 per share and 622,222 shares issuable upon exercise by Thomas P. Grainger of warrants exercisable until December 5, 2011, consisting of one warrant to purchase 222,222 shares at a $7.50 exercise and four separate warrants each to purchase 100,000 shares with exercise prices of $7.50, $7.50, $3.25 and $2.50, respectively).

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,294,444 shares (including 300,000 shares issuable upon conversion by Thomas P. Grainger of a 7% Unsecured Convertible Note due September 2, 2010 having a conversion price of $1.80 per share and 622,222 shares issuable upon exercise by Thomas P. Grainger of warrants exercisable until December 5, 2011, consisting of one warrant to purchase 222,222 shares at a $7.50 exercise and four separate warrants each to purchase 100,000 shares with exercise prices of $7.50, $7.50, $3.25 and $2.50, respectively).

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.9%*
*Beneficial ownership of the Reporting Person is 10.9% of the 11,897,583 shares of issued and outstanding Common Stock,$0.0001 par value per share of Smart Move, Inc. (the “Issuer”) as of September 26, 2007, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

12	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

Item 1(a). Name of Issuer:
     Smart Move, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
     5990 Greenwood Plaza Blvd., Suite 390
     Greenwood Village, CO 80111
Items 2(a), (b) and (c). Name of Persons Filing, Address of Principal Business Office and Citizenship:
Name of Person Filing: Thomas P. Grainger
Address of Principal Business Office or, if none, Residence: Post Office Box 7, Saratoga, WY 82231; Highway 130, 4 Miles South of Saratoga
Citizenship: United States of America
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.0001 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
     831920103
Item 3. Not applicable
Item 4. Ownership.
(a)	Amount beneficially owned:
  1,294,444 shares of Common Stock*

*	including: i) 300,000 shares issuable upon conversion by Thomas P. Grainger of a 7% Unsecured Convertible Note due September 2, 2010 having a conversion price of $1.80 per share: and ii) 622,222 shares issuable upon exercise by Thomas P. Grainger of warrants exercisable until December 5, 2011, consisting of one warrant to purchase 222,222 shares at a $7.50 exercise and four separate warrants each to purchase 100,000 shares with exercise prices of $7.50, $7.50, $3.25 and $2.50, respectively.
(b)	Percent of class:
Beneficial ownership of the Reporting Person is 10.9% of the 11,897,583 shares of issued and outstanding Common Stock, $0.0001 par value per share of Smart Move, Inc. (the “Issuer”) as of September 26, 2007, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,294,444 shares (including 300,000 shares issuable upon conversion by Thomas P. Grainger of a 7% Unsecured Convertible Note due September 2, 2010 having a conversion price of $1.80 per share and 622,222 shares issuable upon exercise by Thomas P. Grainger of warrants exercisable until December 5, 2011, consisting of one warrant to purchase 222,222 shares at a $7.50 exercise and four separate warrants each to purchase 100,000 shares with exercise prices of $7.50, $7.50, $3.25 and $2.50, respectively).

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,294,444 shares (including 300,000 shares issuable upon conversion by Thomas P. Grainger of a 7% Unsecured Convertible Note due September 2, 2010 having a conversion price of $1.80 per share and 622,222 shares issuable upon exercise by Thomas P. Grainger of warrants exercisable until December 5, 2011, consisting of one warrant to purchase 222,222 shares at a $7.50 exercise and four separate warrants each to purchase 100,000 shares with exercise prices of $7.50, $7.50, $3.25 and $2.50, respectively).

(iv)	Shared power to dispose of or direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
     Not applicable
Item 8. Identification and Classification of Members of the Group.
     Not applicable
Item 9. Notice of Dissolution of a Group.
     Not applicable
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 25, 2007

/s/ Thomas P. Grainger
Thomas P. Grainger